UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

TRUE DRINKS HOLDINGS, INC.
(Exact Name of Registrant as Specified in its Charter)

000-50875
(Commission File Number)

Nevada	84-1575085
(State of Incorporation)	(I.R.S. Employer Identification No.)

1007 Brioso Drive
Costa Mesa, CA 92627
(Address of Principal Executive Offices)

(949) 531-6855
(Issuer’s Telephone Number)

TRUE DRINKS HOLDINGS, INC., DBA CHARLIE’S HOLDINGS, INC.
1007 Brioso Drive
Costa Mesa, CA 92627

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
AND RULE 14f-1 PROMULGATED THEREUNDER

Notice of Change in the Majority of the Board of Directors

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF TRUE DRINKS HOLDINGS, INC., DBA CHARLIE'S HOLDINGS, INC. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

INTRODUCTION

This Information Statement is being mailed on or about May 28, 2019 to holders of record of shares of common stock, par value $0.001 per share (“Common Stock”), Series A Convertible Preferred Stock, par value $0.001 per share (“Series A Preferred”), and Series B Convertible Preferred Stock, par value $0.001 per share (“Series B Preferred”), of True Drinks Holdings, Inc., dba Charlie’s Holdings, Inc., a Nevada Corporation (the “Company”), as of the close of business on May 10, 2019 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-l promulgated thereunder, in connection with an anticipated change in a majority of the members of our Board of Directors (the “Board”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act (“Section 14(f)”) and Rule 14f-1 require the mailing to our stockholders of record the information set forth in this Information Statement at least ten days prior to the date that a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the exchange transaction described below will not occur until at least ten days following the mailing of this Information Statement.

On April 26, 2019 (the “Closing Date”), the Company entered into a Securities Exchange Agreement (the “Exchange Agreement”), with each of the members (“Members”) of Charlie’s Chalk Dust, LLC, a Delaware limited liability company (“CCD”), and certain direct investors (“Direct Investors”), pursuant to which the Company acquired all outstanding membership interests of CCD beneficially owned by the Members in exchange for the issuance by the Company of units of the Company’s securities, consisting of shares of the Company’s Common Stock, newly designated Series A Preferred and newly designated Series B Preferred (the “Exchange”). As a result of the Exchange, CCD became a wholly owned subsidiary of the Company. In connection with, and as a condition to, the Exchange, (i) three of the five members of the Board resigned, effective upon closing of the Exchange, and a fourth member agreed to continue to serve as a director until such time that the Company has complied with the Section 14(f) and Rule 14f-1 requirements, and to resign immediately thereafter; (ii) CCD appointed two new individuals as directors on the Board, effective upon closing of the Exchange, (iii) CCD was provided with the right to appoint one additional member to the Board, subject to the Company’s compliance with Section 14(f) and Rule 14f-1; and (iv) holders of shares of the Company’s Series A Preferred were provided with the right to appoint an additional member to the Board, subject to the Company’s compliance with Section 14(f) and Rule 14f-1.

For additional information concerning the transactions relating to the Exchange and the related transactions, see our Current Report on Form 8-K filed with the SEC on April 30, 2019, as amended on May 1, 2019.

Currently, the Board consists of two individuals who served as directors prior to the Exchange (the “Old Directors”), and two individuals who were appointed as directors upon consummation of the Exchange. Therefore, the newly appointed directors do not currently constitute a majority of the directors on the Board. However, upon the resignation of one of the Old Directors, and appointment of two additional new directors, one by CCD and one by the holders of the outstanding shares of Series A Preferred (all of which was agreed to in connection with the Exchange), newly appointed directors will constitute a majority of the Board, thereby requiring the filing of this Information Statement. There will not be any changes to the composition of the current Board prior to the tenth day following the Company’s mailing of this Information Statement to its stockholders, which mailing is anticipated to occur on or about May 28, 2019.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF DIRECTOR DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

DIRECTORS AND OFFICERS PRIOR TO THE EXCHANGE

The following table sets forth information regarding the Company’s executive officers and directors prior to the Exchange.

Name	Age	Position
Robert Van Boerum (1)	42	Principal Executive Officer and Principal Accounting Officer
Ramona Cappello (2)	59	Chairman
James J. Greco (2)	61	Director
Kevin Sherman (4)	48	Director
Scot Cohen (5)	50	Director
Neil LeVecke (2)	51	Director

(1)
Mr. Van Boerum was appointed to serve as the Company’s Principal Executive Officer and Principal Financial Officer effective May 15, 2018, and resigned from such positions on April 26, 2019, effective upon consummation of the Exchange. Mr. Van Boerum currently provides consulting services to the Company in order to aid in the transition of the Company and its management as a result of the Exchange.

(2)	Ms. Cappello, as well as Messrs. Greco and LeVecke, each resigned from his or her position as a director on the Board on April 26, 2019, effective upon consummation of the Exchange.
(3)
Messrs. Sherman and Cohen continue to serve as directors on the Board; however, Mr. Sherman has agreed to continue to serve as a director until such time that the Company has complied with the Section 14(f) and Rule 14f-1 requirements, and to resign immediately thereafter.

The following biographical information regarding the foregoing directors and officers of the Company prior to the Exchange is presented below:

Robert Van Boerum, Principal Executive and Principal Financial Officer. Mr. Van Boerum was appointed to serve as the Company’s Principal Executive and Principal Financial Officer in May 2018. Mr. Van Boerum served as the Company’s Chief Operations Officer from September 2015 to April 2019, and served as an employee of the Company since 2012, handling a wide range of responsibilities, including marketing, operations, and information technology. Prior to his time with the Company, Mr. Van Boerum served as Chief Information Officer for Regeneca International, Inc. from 2011 to 2012, and as Vice President of Corporate Strategy for AL International (JCOF) from 2009 to 2011. Mr. Van Boerum holds a B.S. in Management Information Systems form the University of Nevada, Las Vegas and an MBA from San Diego State University.

Ramona Cappello, Chairman. Ms. Cappello was appointed to the Board in July 2015 and as Chairman of the Board in November 2015. Ms. Cappello is currently the Chief Executive Officer of Sun Harvest Salt, LLC, a company she founded in 2014. Prior to Sun Harvest Salt, Ms. Cappello served as Chief Executive Officer and co-founder of Corazonas Foods from 2006 until the sale of Corazonas Foods in 2012, departing in 2013 at the end of her contract. Ms. Cappello was also a senior executive with Mauna Loa Macadamia Nut Company until its sale to Hershey Foods and has served in various positions for other food and beverage companies, including Nestle, Celestial Seasonings and Kendall-Jackson Wineries. In addition to her responsibilities with Sun Harvest Salt, Ms. Cappello has served on the University of Southern California Board of Trustees since 2014, is a member of the USC Associates and Marshall Partners, and serves on the board of Catholic Big Brothers and Big Sisters of Los Angeles. Additionally, she currently serves on the Board of Directors for Nielsen Massey Vanillas, Inc. and Mercury Insurance Group (NYSE: MCY). Ms. Cappello holds a bachelor’s degree in business from the University of Southern California Marshall School of Business, where she graduated a class valedictorian.

The Board of Directors believed Ms. Cappello’s experience in executive roles with consumer products companies and her experience in corporate governance provided the Board with invaluable insight, experience and guidance given the industry in which the Company participated.

James J. Greco, Director. Mr. Greco served as the Company’s Chief Executive Officer from April 2017 to May 2018, and as a director on the Company’s Board from February 2017 to April 2019. Mr. Greco is President and Chief Executive Officer of Pilgrim Holdings, LLC, a position he has held since October 2001. Mr. Greco previously served as Chief Operating Officer of Newk’s Franchise Company, LLC from July 2014 until October 2016, as well as President from January 2016 until October 2016. Prior to his time with Newk’s Franchise Company, Mr. Greco served as the Chief Executive Officer and President of Sbarro LLC from January 2012 until October 2013, and as the Chief Executive Officer of Bruegger’s Enterprises, Inc. from August 2003 to December 2011. Mr. Greco currently serves as a director of the Palm Beach County Food Bank, as well as an operating advisor for Lincoln Road Global Management. Mr. Greco is a member of the Connecticut and Florida bars. He earned a B.A. in Economics from Georgetown University and a J.D. from the University of Miami, School of Law. He has also completed International Studies at City University, London, England.

The Board of Directors believed Mr. Greco’s extensive management experience in the food industry assisted the Company in the execution of its business plan.

Kevin Sherman, Director. Mr. Sherman managed the brand development of AquaBall® Naturally Flavored Water from the time he joined the Company in 2012 until the Company decided to cease production of AquaBall® in early 2018. During his time at the Company, Mr. Sherman has served as President, Chief Marketing Officer and Chief Executive Officer during different periods, and he joined the Company’s Board of Directors in September 2015. Prior to joining the Company, Mr. Sherman was the Vice President Strategy and Network Development and President of Retail for Bazi, Inc. He was instrumental in the development of Bazi’s All-Natural formula and spearheaded the concept of all-natural energy. Prior to Bazi, Mr. Sherman served as the Senior Manager of Network Development of Product Partners LLC from May 2008 to May 2009, Chief Operating Officer of Hand & Associates from January 2008 to May 2008, and as the director of development and principal of Holy Innocents School from August 2007 to December 2007. Mr. Sherman also served as the principal of Saints Peter and Paul School from January 2004 to August 2007. Mr. Sherman holds a B.A. from Gordon College and an M.A. from Loyola Marymount University.

 The Board of Directors believes Mr. Sherman’s long-standing service to the Company and its predecessor, Bazi, Inc., provide the Board with the guidance necessary to continue to expand the Company’s distribution networks, and promote brand awareness of its products.

Scot Cohen, Director. Mr. Cohen was appointed to the Board in March 2013 and is the Founder and Managing Partner of V3 Capital Partners, a private investment firm focused on early-stage companies primarily in the consumer products industry, and Co-Manager of Red Fortune Fund, a private equity fund based in Hong Kong. Mr. Cohen also is the Founder of Petro River Oil, LLC and Chairman of Petro River Oil Corp. (OTCBB: PTRC), a publicly traded oil and gas producer with assets in Kansas and Oklahoma, and Petro Spring, a global oil and gas technology solutions provider. Prior to creating V3 Capital Partners, Mr. Cohen was the Founder and Managing Partner at Iroquois Capital Opportunity Fund, a special situations private equity investment fund, and a Co-Founder of Iroquois Capital, a hedge fund with investments in small and micro-cap private and public companies. Mr. Cohen currently serves as a director on the Board of Directors of Wrap Technologies, Inc. (NASDAQ: WRTC), and is active in philanthropic activities with numerous charities including the Jewish Enrichment Council. Mr. Cohen received a Bachelor of Science degree from Ohio University in 1991.

The Board of Directors believes Mr. Cohen’s success with multiple private investment firms, his extensive contacts within the investment community, and his financial expertise will assist the Company’s efforts to expand and to implement its business plan.

Neil LeVecke, Director. Mr. LeVecke is the President of LeVecke Corporation, a wholesale distributor and bottler of spirits and wine products. Representing a third generation in the family business, he has worked every position in the company since starting in 1993. Mr. LeVecke graduated from Loyola Marymount University in 1990.

The Board of Directors believed Mr. LeVecke’s 22 years in the wholesale beverage distributing and bottling industry provided the Board with relevant and valuable insight and guidance.

There have been no events under any bankruptcy act, no criminal proceedings and no judgments or injunctions material to the evaluation of the ability and integrity of any director or nominee set forth above during the past ten years.

DIRECTORS AND OFFICERS FOLLOWING THE EXCHANGE AND FILING OF THIS INFORMATION STATEMENT

The following table sets forth information regarding the Company’s executive officers and directors following the Exchange, including those directors and officers who have already been appointed, as well as one of the directors who will be appointed on or after ten days following the mailing of this Information Statement to the Company’s stockholders.

Holders of the Series A Preferred have not yet determined who they will appoint as a director; accordingly, information regarding such individual has not been included in the below table. The Company will file a Current Report on Form 8-K to disclose the appointment of such individual at such time that the holders of the Series A Preferred have exercised their right to appoint an additional director. In addition, although Kevin Sherman currently continues to serve as a director on the Board, as noted above, he has agreed to resign from such position on or after ten days following the mailing of this Information Statement to the Company’s stockholders; therefore, he has also been omitted from the below table.

Name	Age	Position
Brandon Stump (1)	33	Chief Executive Officer and Chairman (Principal Executive Officer)
David Allen (2)	64	Chief Financial Officer and Secretary (Principal Financial Officer)
Ryan Stump (3)	30	Chief Operating Officer and Director
Mitchell Brantley III (4)	57	Chief Marketing Officer
Adam Mirkovich (5)	34	Chief Information Officer
Scot Cohen	50	Director
Keith Stump (6)	58	Director

(1)
Brandon Stump was appointed to serve as the Company’s Chief Executive Officer and as a director on the Board on April 26, 2019 in connection with the Exchange, effective immediately following Mr. Van Boerum’s resignation as Principal Executive Officer. The Company’s Board appointed Brandon Stump as Chairman on May 8, 2019.

(2)
Mr. Allen was appointed to serve as the Company’s Chief Financial Officer on April 26, 2019 in connection with the Exchange, effective immediately following Mr. Van Boerum’s resignation as Principal Financial Officer.

(3)	Ryan Stump was appointed to serve as the Company’s Chief Operating Officer and as a director on the Board on April 26, 2019 in connection with the Exchange.
(4)	Mr. Brantley was appointed to serve as the Company’s Chief Marketing Officer on May 8, 2019.
(5)	Mr. Mirkovich was appointed to serve as the Company’s Chief Information Officer on May 20, 2019.
(6)
Keith Stump will be appointed as a director on the Board on or about ten days following the mailing of this Information Statement to the Company’s stockholders. CCD exercised its right to designate Keith Stump as the additional CCD appointed director in connection with the Exchange, subject to the Company’s compliance with Section 14(f) Rule 14f-1.

Brandon Stump and Ryan Stump are brothers, and Keith Stump is their father. Other than with the respect to the Stumps, there are no familial relationships between any of the Company’s executive officers and directors listed above.

The following biographical information regarding the foregoing directors and officers of the Company following the Exchange and the filing of this Information Statement is presented below:

Brandon Stump, Chief Executive Officer and Chairman. Brandon Stump was appointed as Chief Executive Officer of the Company on April 26, 2019 in connection with the Exchange. Mr. Stump is a co-founder of CCD, and has served as CCD’s Chief Executive Officer since its inception in 2014. Prior to co-founding CCD, Mr. Stump co-founded his first business, the Ohio House in 2011, with his brother Ryan Stump. Since then, he has gone on to co-found both The Chadwick House and Buckeye Recovery Network, both established in 2017, as well as The Mend California, established in 2018. These programs provide a continuum of care and services to men and women from the country promoting emotional, physical and spiritual development.

As a co-founder of CCD, the Board of Directors believes that Mr. Stump’s substantial entrepreneurial, marketing, sales and industry experience provide the Board with valuable expertise that will assist the Company in continuing to grow its revenue and to enter into new markets for its products.

David Allen, Chief Financial Officer and Secretary. David Allen was appointed as the Company’s Chief Financial Officer on April 26, 2019, upon consummation of the Exchange. Mr. Allen brings over 22 years of experience as the Chief Financial Officer of public companies. From September 2018 to May 2019, Mr. Allen served as Chief Financial Officer of Iconic Brands, Inc. (OTCQB: ICNB). Prior to that, from December 2014 to January 2018, Mr. Allen served as the Chief Financial Officer of WPCS International, Inc., a design-build engineering firm focused on the deployment of wireless networks and related services. WPCS International was listed on Nasdaq, and Mr. Allen oversaw its financial reporting obligations and SEC compliance. From 2004 to 2017, Mr. Allen served as Chief Financial Officer of Bailey’s Express, Inc., a privately held trucking corporation, which filed for Chapter 11 bankruptcy in July 2017. Mr. Allen currently serves as the Chapter 11 Plan Administrator for the bankruptcy case. From June 2006 to June 2013, Mr. Allen served as the Chief Financial Officer and Executive Vice President of Administration at Converted Organics, Inc., a company organized to convert food waste into organic fertilizer. At Converted Organics, he was responsible for SEC reporting, audit, insurance and taxes. Mr. Allen is currently an Assistant Professor of Accounting at Southern Connecticut State University, a position he has held since 2017, and for the 12 years prior to that he was an Adjunct Professor of Accounting at SCSU and Western Connecticut State University. Mr. Allen is a licensed CPA and holds a Bachelor’s Degree in Accounting and a Master’s Degree in Taxation from Bentley College.

Ryan Stump, Chief Operating Officer and Director. Ryan Stump was appointed as the Company’s Chief Marketing Officer on April 26, 2019 in connection with the Exchange. Mr. Stump has served as CCD’s Chief Operating Officer since 2014, during which time he has been responsible for all global operations of CCD. Prior to joining CCD, Mr. Stump worked as an Associate Territory Manager and then as a Territory Manager for ConMed, a medical sales device company, from 2010 to 2013. Mr. Stump also co-founded and continues to be engaged with multiple companies, including The Ohio House since 2011, the Buckeye Recovery Network since 2017, and The Mend California since 2018. Mr. Stump earned a B.S. and B.A. in Sports Marketing and Marketing from Duquesne University.

The Board of Directors believes that Mr. Stump’s experience operating high growth companies, as well as entrepreneurial experience, will be valuable to the Board as it manages the Company’s anticipated continued growth.

Mitchell Brantley III, Chief Marketing Officer. Mitchell Brantley III was appointed as the Company’s Chief Marketing Officer on May 8, 2019. Mr. Brantley currently serves as an Advisor to Spudsy, a privately held company focused on developing and selling certain healthy snacks, where he also served as President from August 2018 to December 2018. Prior to joining Spudsy in August 2018, Mr. Brantley served as Interim President for Goldthreads Herbs, a company focused on the development and sale of plant-based tonics, from March 2018 to July 2018. In addition, starting in November 2017, Mr. Brantley worked as a consultant to companies in the fast moving consumer goods space, providing strategic and marketing advice. From April 2013 until November 2017, Mr. Brantley served as the General Manager of BioNutritonal Research Group, Inc. – Power Crunch, a producer of smart nutrition bars, drinks and powders. From September 2011 until April 2013, Mr. Brantley served as Vice President of Coast Brands, LLC, which provided brand representation and secured regional and national distribution for underdeveloped and emerging beverage and snack brands. Mr. Brantley has also held leadership positions for distributors of Quaker Oats, Cadbury Schweppes and Snapple brand products. Mr. Brantley holds a B.S. in Business and Marketing from California State University, Fullerton.

Adam Mirkovich, Chief Information Officer. Adam Mirkovich was appointed as the Company’s Chief Information Officer on May 20, 2019. Mr. Mirkovich has over a decade of experience managing supply chains for consumer products. Mr. Mirkovich has served as an independent management consultant specializing in building and optimizing value chains for startups and growth stage companies in the beverage, nicotine vape, and nutritional supplements industries since 2013. Prior to joining the Company, Mr. Mirkovich served as the Chief Operating Officer of Orchid Ventures, Inc. (CSE:ORCD), a multi-state premium cannabis vape company, from September 2018 to April 2019. From December 2014 to February 2016, Mr. Mirkovich served as the Director of Supply Chain and Operations at Space Jam Juice, LLC, a distributor of premium vapor products. From November 2010 to April 2013, Mr. Mirkovich served as the Product Lifecycle Management (“PLM”) Program Manager for Niagara Bottling, LLC, a leading bottled water manufacturer. While there, he led the product revision, introduction, and discontinuance practices for customers’ private labeled water, flavored, and carbonated beverages. Prior to his role in PLM Management, Mr. Mirkovich served as a member of the Supply Chain Logistics team at Niagara Bottling, providing strategic support of company expansion activities and tactical support of purchasing, production planning, and multi-region logistics in North American operations. Mr. Mirkovich earned a Bachelor of Science degree in Business Administration and Economics from Chapman University.

Keith Stump, Director. Keith Stump has over 35 years of sales and management experience. He joined CCD in January 2018 as a Strategic Advisor, where he has predominantly focused on sales, marketing and scaling the business, including through organizational alignments, process improvement, leadership/management training and development. Prior to joining CCD, Mr. Stump served as a partner and Vice President of Sales in Blue Technologies, Inc., an office technology and Managed IT Service provider headquartered in Cleveland, Ohio, which he co-founded in 1995. While at Blue Technologies, Inc., Mr. Stump was responsible for the sales performance of the company’s five divisions, along with operational oversight. His duties included P&L responsibility for all product divisions, leadership training and development, new product and service offerings, enterprise account selling, amongst other duties. Mr. Stump was instrumental in helping Blue Technologies, Inc. become one of the Top 10 Konica Minolta providers in the country, as well as one of the Top 75 Office Technologies Dealers in the United States. Mr. Stump serves on several not-for-profit boards, which serve those in recovery from addiction and developmental disabilities.

The Board of Directors believes that Mr. Stump’s sales, marketing, management experience and industry experience, as well as entrepreneurial experience, will be valuable to the Board as it manages the Company’s anticipated continued growth.

Other than as described above, there have been no events under any bankruptcy act, no criminal proceedings and no judgments or injunctions material to the evaluation of the ability and integrity of any director or nominee set forth above during the past ten years.

CORPORATE GOVERNANCE

As discussed above, subsequent to the year ended December 31, 2018, and effective April 26, 2019 upon consummation of the Exchange, Ms. Cappello and Messrs. Greco and LeVecke (collectively, the “Former Directors”) resigned from their positions as directors on the Company’s Board, leaving Messrs. Sherman and Cohen as the remaining directors. In addition, Ryan and Brandon Stump were appointed as new directors immediately after the resignations of the Former Directors. Certain disclosure which follows regarding corporate governance refers to the Company’s Board and corporate governance policies and procedures prior to the resignation of the Former Directors, and does not reflect the Company’s corporate governance policies and procedures subsequent to such resignations.

Board of Directors; Attendance at Meetings

The Board held four meetings and acted by unanimous written consent five times during the year ended December 31, 2018. Each director attended at least 75% of Board meetings during the year ended December 31, 2018. We have no formal policy with respect to the attendance of Board members at annual meetings of shareholders, but encourage all incumbent directors and director nominees to attend each annual meeting of shareholders.

Independent Directors

Prior to the resignations of the Former Directors, the Board determined that Ms. Cappello and Mr. LeVecke were independent directors as defined by the rules and regulations of the Nasdaq Stock Market.

The Board has determined that Mr. Cohen satisfies the definition of an “audit committee financial expert” under SEC rules and regulations. This designation does not impose any duties, obligations or liabilities on Mr. Cohen that are greater than those generally imposed on them as members of the Audit Committee and the Board, and his designation as an audit committee financial expert does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board.

Board Committees and Charters

As of December 31, 2018, the Board had a standing Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. The Board appointed the members and chairpersons of these committees. The majority of the members of these committees had been determined by the Board to be independent. Each committee had a written charter approved by the Board. Copies of each committee charter were available on the Company’s website at www.truedrinks.com/investor-relations/ and by clicking on the “Corporate Governance” tab.

Effective April 26, 2019, as a result of the resignations of the Former Directors, the Board no longer has an active Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Instead, the full Board currently administers the duties of each of these committees, and will likely do so for the foreseeable future.

Audit Committee

As of December 31, 2018, the Audit Committee consisted of Messrs. Scot Cohen (Chair) and Neil LeVecke and Ms. Cappello.

The Audit Committee assisted the Board in fulfilling its legal and fiduciary obligations in matters involving the Company’s accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by the Company’s independent accountants and reviewing their reports regarding the Company’s accounting practices and systems of internal accounting controls. The Audit Committee was responsible for the appointment, compensation, retention and oversight of the independent accountants and for ensuring that the accountants are independent of management.

Compensation Committee

As of December 31, 2018, the Compensation Committee consisted of Ms. Cappello (Chair) and Mr. Scot Cohen.

The Compensation Committee determined the Company’s general compensation policies and practices. The Compensation Committee also reviewed and approved compensation packages for the Company’s officers and, based upon such review, recommended overall compensation packages for the officers to the Board. This committee also reviewed and determined equity-based compensation for the Company’s directors, officers, employees and consultants and administered the Company’s 2013 Stock Incentive Plan.

Nominating and Corporate Governance Committee

As of December 31, 2018, the Nominating and Corporate Governance Committee consisted of Mr. LeVecke (Chair) and Ms. Cappello. The Nominating and Corporate Governance Committee was responsible for making recommendations to the Board regarding candidates for directorships and the size and composition of the Board and for overseeing the Company’s corporate governance guidelines and reporting and making recommendations to the Board concerning corporate governance matters.

Board Leadership Structure

As of December 31, 2018, the Board separated the roles of Principal Executive Officer and Chairman of the Board in recognition of the differences between the two roles. The Principal Executive Officer is responsible for setting the strategic direction of the Company and the day-to-day leadership and performance of the Company, while the Chair of the Board provides guidance to the Principal Executive Officer and sets the agenda for the Board meetings and presides over meetings of the Board. However, the Board believes it should be able to freely select the Chairman of the Board based on criteria that it deems to be in the best interest of the Company and its stockholders.

 Upon consummation of the Exchange, Brandon Stump was appointed as the Company’s Principal Executive Officer, and shortly thereafter was appointed as Chairman of the Board. The Board felt that this was in the Company’s and its stockholder’s best interests under the circumstances due to Brandon Stump’s knowledge and experience in the vapor market and due to the fact that he is the co-founder and Chief Executive Officer of CCD.

Board Role in Risk Assessment

Management, in consultation with outside professionals, as applicable, identifies risks associated with the Company’s operations, strategies and financial statements. Prior to April 26, 2019, risk assessment was also performed through periodic reports received by the Audit Committee from management, counsel and the Company’s independent registered public accountants relating to risk assessment and management. Audit Committee members met privately in executive sessions with representatives of the Company’s independent registered public accountants during and prior to the year ended December 31, 2018. The Board also provides risk oversight through its periodic reviews of the financial and operational performance of the Company.

Code of Ethics

We have adopted a Code of Ethics that applies to all of our directors, officers and employees, a copy of which was attached as an exhibit to our Annual Report on Form 10-K, filed with the SEC on April 1, 2019.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation paid to the following persons for our fiscal years ended December 31, 2018 and 2017:

(a)	our principal executive officer;

(b)
our most highly compensated executive officers who were serving as an executive officer at the end of the fiscal year ended December 31, 2018 who had total compensation exceeding $100,000 (together, with the principal executive officer, the “Named Executive Officers”); and

(c)	any additional individuals who would have been considered Named Executive Officers, but for the fact that they were not serving in such capacity at the end of our most recently completed fiscal year.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)

Robert Van Boerum (1)	2018	$103,654	$-	$-	$9,517	$-	$-	$113,171
Former Principal Executive Officer and Principal Financial Officer	2017	$170,108	$-	$-	$118,131	$-	$-	$288,239
James J. Greco, (2)	2018	$109,495	$-	$-	$37,935	$-	$-	$147,430
Former Director and Former Chief Executive Officer	2017	$63,462	$-	$125,000	$189,009	$-	$-	$377,471
Kevin Sherman, (3)	2018	$67,832	$-	$-	$107,916	$-	$-	$175,748
Director and Former President and Chief Executive Officer	2017	$268,621	$-	$-	$307,140	$-	$36,000	$611,761

(1)
Mr. Van Boerum was appointed to serve as the Company’s Principal Executive Officer and Principal Financial Officer effective May 15, 2018, and resigned from such positions on April 26, 2019, effective upon consummation of the Exchange. Mr. Van Boerum currently provides consulting services to the Company in order to aid in the transition of the Company and its management as a result of the Exchange.

(2)
James J. Greco served as Chief Executive Officer of the Company from April 2017 to May 15, 2018, and resigned from his role as a member of the Company’s Board of Directors on April 26, 2019, effective upon consummation of the Exchange.

(3)	Kevin Sherman served as President and Chief Marketing Officer of the Company through April 25, 2018.

Employment Agreements

Robert Van Boerum. Mr. Van Boerum was employed as the Company’s Chief Operations Officer pursuant to a two-year employment agreement, dated September 11, 2015 (the “Van Boerum Agreement”). Under the terms and conditions of the Van Boerum Agreement, Mr. Van Boerum received a base salary of $14,583.33 per month. Mr. Van Boerum was also eligible for an annual bonus equal to 30% of his salary, which bonus was to be awarded at the sole discretion of the Company’s Compensation Committee and was eligible to earn stock option compensation at the discretion of the Compensation Committee. During the year ended December 31, 2017, the Compensation Committee did not award a bonus to Mr. Van Boerum for the period through December 31, 2016.

Pursuant to its terms, the Van Boerum Agreement could be terminated for “Cause,” if Mr. Van Boerum (a) was convicted of any fraud or embezzlement, (b) after written notice, willfully breached or habitually neglected his duties and responsibilities, (c) committed acts of dishonesty, gross negligence or willful misconduct, or (d) violated any law or regulation relating to the business operations of the Company that may have a material adverse effect on the Company. If the Company terminated Mr. Van Boerum’s employment for reasons other than for Cause, the Company would have been required to pay a severance in an amount equal to six months of Mr. Van Boerum’s base salary.

Mr. Van Boerum was appointed to serve as the Company’s Principal Executive Officer and Principal Financial Officer upon Mr. Greco’s resignation, and did not enter into a new employment agreement in connection with such appointments. As stated above, Mr. Van Boerum resigned from these positions on April 26, 2019, effective upon consummation of the Exchange.

James J. Greco. Mr. Greco was employed as the Company’s Chief Executive Officer pursuant to an Employment Agreement, dated April 13, 2017 (the “Greco Agreement”), under which Mr. Greco was entitled to an annual base salary of $250,000, payable in accordance with the Company’s existing payroll practices beginning in October 2017. Under the terms and conditions of the Greco Agreement, Mr. Greco received: (i) a guaranteed bonus in the form of 1,302,084 shares of the Company’s restricted Common Stock (the “Bonus Award”), which Bonus Award vested in full on December 31, 2017; (ii) stock options to purchase up to 6,300,315 shares of the Company’s Common Stock, an amount equal to 2% of the Company’s issued and outstanding shares of Common Stock (including preferred stock on an as-converted basis), which options will vest annually over a four-year period beginning on the date of the Greco Agreement, or in full upon a Change of Control (as defined in the Greco Agreement); and (iii) stock options to purchase up to 9,450,474 shares of the Company’s Common Stock, vesting of which will begin in 2018 and vest annually over three years, conditioned on the Company’s achievement of certain performance goals.

Pursuant to the Greco Agreement, Mr. Greco’s employment could have been terminated for “Cause,” if Mr. Greco (a) was convicted of any fraud or embezzlement, (b) after written notice, willfully breached or habitually neglected his duties and responsibilities, (c) committed acts of dishonesty, gross negligence or willful misconduct or (d) violated any law or regulation relating to the business operations of the Company that may have had a material adverse effect on the Company. If the Company terminated Mr. Greco’s employment for reasons other than for Cause, the Company would have been required to pay a severance in an amount equal to three times Mr. Greco’s monthly base salary per year of service, capped at a maximum amount equal to Mr. Greco’s annual salary.

As stated above, Mr. Greco resigned from his position as Chief Executive Officer on May 15, 2018.

Kevin Sherman. Mr. Sherman was employed as the Company’s President pursuant to a two-year employment agreement, dated November 25, 2015 (the “Sherman Agreement”). Under the terms and conditions of the Sherman Agreement, Mr. Sherman receives: (i) a base salary of $22,917 per month, subject to certain adjustments in the event the Company achieved certain monthly sales objectives (“Target Objectives”); (ii) a $3,000 per month housing allowance, subject to termination in the event the Company achieved any of the Target Objectives; (iii) a ‘retention bonus’ of $100,000, of which $50,000 was paid to Mr. Sherman in November 2015 and the remaining $50,000 was paid in March, 2016; and (iv) an aggregate total of approximately 3.8 million shares of restricted Common Stock, subject to certain vesting conditions (“Restricted Shares”), which Restricted Shares represented approximately 1.7% of the issued and outstanding shares of the Company’s Common Stock, including shares of Common Stock issuable upon conversion of the Company’s outstanding shares of preferred stock.

During the second half of 2016, Mr. Sherman deferred a portion of his monthly salary equivalent to a total of $100,000 annually. The deferment began at the end of July 2016 and ended as of July 2017.

Mr. Sherman was also eligible for an annual bonus equal to 30% of his base salary, payable in restricted shares of the Company’s Common Stock, which bonus was to be awarded at the sole discretion of the Company’s Compensation Committee. During the year ended December 31, 2017, the Compensation Committee did not award a bonus to Mr. Sherman for the period through December 31, 2016.

In addition to the annual bonus, in the event of a change in control transaction, as defined in the Sherman Employment Agreement, Mr. Sherman was to be entitled to a bonus equal to 3.25% of the value of the transaction resulting in a change in control, minus the fair market value of all Restricted Shares issued to Mr. Sherman prior to the date of the change in control transaction.

Pursuant to the Sherman Agreement, Mr. Sherman’s employment could be terminated for “Cause,” if Mr. Sherman (a) was convicted of any fraud or embezzlement, (b) after written notice, willfully breached or habitually neglected his duties and responsibilities, (c) committed acts of dishonesty, gross negligence or willful misconduct or (d) violated any law or regulation relating to the business operations of the Company that may have had a material adverse effect on the Company. If the Company terminated Mr. Sherman’s employment for reasons other than for Cause, the Company would have been required to pay a severance in an amount equal to six months of Mr. Sherman’s base salary.

As stated above, Mr. Sherman resigned from his position as President and Chief Marketing Officer on April 25, 2018.

Other than as set forth above, there were no arrangements or understandings between our Named Executive Officers and any other person pursuant to which they were appointed as officers as of December 31, 2018. None of our Named Executive Officers as of December 31, 2018 had a family relationship that is required to be disclosed under Item 401(d) of Regulation S-K.

DIRECTOR COMPENSATION

In previous years, pursuant to the Company’s Director Compensation Plan, non-employee directors (“Outside Directors”) received (a) a $30,000 annual retainer, payable in equal quarterly installments in either cash or shares of Common Stock, (b) additional committee retainers as determined by the Board, and (c) reimbursement for expenses related to Board meeting attendance and committee participation. Directors that were also employees of the Company did not receive additional compensation for serving on the Board. In September 2017, non-employee directors were issued options as payment for outstanding board fees. Since that time, the Company is no longer accruing expense pursuant to the Director Compensation Plan, and has not yet adopted a new Director Compensation Plan since the consummation of the Exchange.

The following table discloses certain information concerning the compensation of the Company’s non-employee directors for the year ended December 31, 2018:

Name	Fees earned or Paid in Cash ($)	Option Awards ($)	Stock Awards ($)	Total ($)
Ramona Cappello (1)	$-	$-	$-	$-
Neil LeVecke (1)	$-	$-	$-	$-
Scot Cohen (2)	$-	$21,344	$-	$21,344
James Greco (1)	$-	$-	$-	$-
Kevin Sherman	$-	$-	$-	$-

(1)	As stated above, Ms. Cappello and Messrs. LeVecke and Greco resigned from their positions as member of the Company’s Board on April 26, 2019, effective upon consummation of the Exchange.
(2)
During the year ended December 31, 2018, Scot Cohen was granted options to purchase 7,114,826 shares of Common Stock, which options had a value on grant date of $21,344, as a Director of the Board of Directors.

Outstanding Equity Awards as of December 31, 2018

The following table sets forth all equity awards held by our Named Executive Officers at December 31, 2018:

	Stock Awards
Name	Number of shares or units of stock that have not vested (#)		Market Value of shares or units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or Payout value of unearned shares, units or other rights that have not vested ($)
Robert Van Boerum	4,329,219	(1)	$-	-	$-
James J. Greco	12,644,921	(2)	$-	-	$-
Kevin Sherman	35,971,988	(3)	$-	-	$-

(1)
Non-vested shares were scheduled to vest as follows: 818,925 on September 30, 2019, 338,000 on September 30, 2020, and 3,172,294 upon a change of control transaction. In connection with the Exchange, which resulted in a change of control of the Company, all as such shares vested on April 26, 2019. Mr. Van Boerum was appointed to serve as the Company’s Principal Executive Officer and Principal Financial Officer effective May 15, 2018, following Mr. Greco’s resignation as Chief Executive Officer. Mr. Van Boerum resigned from his position as Principal Executive Officer and Principal Financial Officer on April 26, 2019.

(2)
Non-vested shares were scheduled to vest as follows: 12,644,921 upon a change of control transaction. In connection with the Exchange, which resulted in a change of control of the Company, all as such shares vested on April 26, 2019. Mr. Greco resigned from his position as Chief Executive Officer on May 15, 2018, and resigned from his position as a director on the Company’s Board on April 26, 2019.

(3)
Non-vested shares were scheduled to vest as follows: 35,971,988 upon a change of control transaction. In connection with the Exchange, which resulted in a change of control of the Company, all as such shares vested on April 26, 2019. Mr. Sherman resigned from his position as President and Chief Marketing Officer on April 25, 2018, but continues to serve on the Company’s Board of Directors.

Equity Compensation Plan Information

The following table includes information as of December 31, 2018 for our equity compensation plans:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	20,000,000	$0.030	-

Equity compensation plans not approved by security holders	71,759,826	$0.015	-

Total	91,759,826	$0.018	-

2013 Stock Incentive Plan. The 2013 Stock Incentive Plan (the “2013 Plan”) was adopted by the Company’s Board on December 31, 2013. The 2013 Plan initially reserved for issuance 20.0 million shares of Common Stock for issuance to all employees (including, without limitation, officers and directors who are also employees) of the Company or any subsidiary of the Company (each a “Subsidiary”), any non-employee director, consultants and independent contractors of the Company or any Subsidiary, and any joint venture partners (including, without limitation, officers, directors and partners thereof) of the Company or any Subsidiary. Awards under the 2013 Plan may be made in the form of: (i) incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, once the 2013 Plan has been approved by a majority of the Company’s stockholders; (ii) stock options that do not qualify as incentive stock options; and/or (iii) awards of shares that are subject to certain restrictions specified in the 2013 Plan. On September 29, 2017, the Board of Directors increased the number of shares reserved for issuance under the plan to a total of 65.0 million shares of Common Stock.

During the year ended December 31, 2018, the Company did not issue any restricted stock awards pursuant to the 2013 Plan; however, the Company issued an aggregate total of 34,652,903 stock option awards pursuant to the 2013 Plan during the 2018 fiscal year.

Subsequent to the year ended December 31, 2018, on May 16, 2019, the Board approved an amendment to all of the outstanding stock options held by Mr. Sherman that were issued under the 2013 Plan, in the aggregate amount of 35,971,988, to extend the expiration date of such stock options by five years.

Post-Employment Compensation, Pension Benefits, Nonqualified Deferred Compensation

There were no post-employment compensation, pension or nonqualified deferred compensation benefits earned by the Named Executive Officers during the year ended December 31, 2018.

DESCRIPTION OF VOTING SECURITIES

Shares Outstanding

The Company’s authorized capital stock currently consists of 7.0 billion million shares of Common Stock, and 5.0 million shares of preferred stock, $0.001 par value per share, of which 300,000 shares have been designated as Series A Preferred and 1.5 million shares have been designated as Series B Preferred. As of the Record Date, there were issued and outstanding: (i) 4,972,698,672 shares of Common Stock; (ii) 206,249 shares of Series A Preferred; and (iii) 1,396,305 shares of Series B Preferred. Holders of the Company’s securities are entitled to vote on each matter that may come before a meeting of the stockholders as follows: (i) holders of Common Stock are entitled to one vote for each share of Common Stock held; (ii) holders of Series A Preferred are entitled to 22,566.7 votes for each share of Series A Preferred held; provided, however, that the number of votes that any holder, together with its affiliates, may exercise in connection with all of the Company’s securities held by such holder shall not exceed 9.99% of the voting power of the Company; and (iii) holders of Series B Preferred are entitled to 10,000 votes for each share of Series B Preferred held.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the Exchange

As of April 25, 2019, we had four classes of voting stock outstanding: (i) Common Stock; (ii) Series B Convertible Preferred Stock; (iii) Series C Convertible Preferred Stock; and (iv) Series D Convertible Preferred Stock (the Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock are collectively referred to as the "Old Preferred"). In connection with the Exchange, all of the issued and outstanding shares of each of the Old Preferred were converted into shares of Common Stock, and the Certificates of Designation for each of the series of Old Preferred were withdrawn on April 26, 2019. For additional information concerning the transactions relating to the Exchange and the related transactions, including the conversion of all issued and outstanding shares of the Company’s Old Preferred into Common Stock in connection with the Exchange, see our Current Report on Form 8-K filed with the SEC on April 30, 2019, as amended on May 1, 2019.

The following tables set forth information regarding shares of Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, Series D Convertible Preferred Stock and Common Stock beneficially owned as of April 25, 2019:

(i)	Each of our officers and directors;
(ii)	All officer and directors as a group; and
(iii)
Each person known by us to beneficially own five percent or more of the outstanding shares of our Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, Series D Convertible Preferred Stock and Common Stock.

Percent ownership is calculated based on 1,285,585 shares of Series B Convertible Preferred Stock, 105,704 shares of Series C Convertible Preferred Stock, 34,250 shares of Series D Convertible Preferred Stock and 262,851,691 shares Common Stock outstanding at April 25, 2019.

Beneficial Ownership of Series B Convertible Preferred Stock

Name and Address (1)	Series B Convertible Preferred Stock	% Ownership of Class (2)
Executive Officers and Directors

Scot Cohen (3) Director	135,000	10.50%
Total Officers and Directors (1)	135,000	10.50%

Greater Than 5% Stockholders

First Bank & Trust as custodian of Ronald L. Chez IRA 820 Church Street Evanston Illinois, 60201	425,000	33.06%
Wolfson Equities LLC 1 State Street Plaza, 29th Floor New York, NY 10004	187,500	14.58%
Joe Kolling 58 Beacon Bay Newport Beach, CA 92660	155,556	12.10%
V3 Capital Partners LLC 20 East 20th Street, Apt. 6 New York, NY 10003	118,750	9.24%

(1)
Each of the Company’s officers and directors who did not hold shares of Series B Convertible Preferred Stock as of April 25, 2019 were excluded from this table. Unless otherwise indicated, the address for each stockholder was 2 Park Plaza, Suite 1200, Irvine, CA 92614.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

(3)
Includes 3,750 shares held directly by Mr. Cohen, 118,750 shares held by V3 Capital Partners and 12,500 shares held by the Scot Jason Cohen Foundation. Mr. Cohen is the Managing Partner of V3 Capital Partners and is an officer of the Scot Jason Cohen Foundation.

Beneficial Ownership of Series C Convertible Preferred Stock

Name and Address (1)	Series C Convertible Preferred Stock	% Ownership of Class (2)
Greater Than 5% Stockholders

Red Beard Holdings, LLC 2560 East Chapman Avenue #173 Orange, CA 92869	102,871	97.32%

(1)	Each of the Company’s directors and officers was excluded from this table, as none of our officers or directors held shares of Series C Convertible Preferred Stock as of April 25, 2019.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

Beneficial Ownership of Series D Convertible Preferred Stock

Name and Address (1)	Series D Convertible Preferred Stock	% Ownership of Class (2)
Executive Officers and Directors

Scot Cohen Director	4,000	11.68%
James Greco (3) Director	500	1.46%
Total Officers and Directors (1)	4,500	13.14%

Greater Than 5% Stockholders

Red Beard Holdings, LLC 2560 East Chapman Avenue #173 Orange, CA 92869	10,000	29.20%
Baker Court, LLC P.O. Box 6923 Incline Village, NV 89450	3,000	8.76%
First Bank & Trust as custodian of Ronald L. Chez IRA 820 Church Street Evanston Illinois, 60201	2,000	5.84%

(1)
Each of the Company’s officers and directors who did not hold shares of Series D Convertible Preferred Stock as of April 25, 2019 were excluded from this table. Unless otherwise indicated, the address for each stockholder was 2 Park Plaza, Suite 1200, Irvine, CA 92614.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

(3)	Includes securities held by Pilgrim Holdings, LLC. Mr. Greco is the President and Chief Executive Officer of Pilgrim Holdings, LLC, and has dispositive and/or voting power over these shares.

Beneficial Ownership of Common Stock

Name, Address and Title (if applicable) (1)	Shares of Common Stock (2)	Shares Issuable Upon Conversion of Preferred Stock (3)	Shares Issuable upon Exercise of Vested Stock Options	Total Number of Shares Beneficially Owned	% Ownership of Class (4)(5)
Executive Officers and Directors

James Greco (6) Director	6,635,418	2,000,000	1,575,079	10,210,497	3.83%
Kevin Sherman Director	532,999	-	10,238,012	10,771,011	3.94%
Robert Van Boerum Principal Executive Officer and Principal Financial Officer	-	-	2,780,781	2,780,781	1.05%
Ramona Cappello Chairman	-	-	543,334	543,334	0.21%
Scot Cohen (7) Director	7,699,315	18,160,000	43,334	25,902,649	9.22%
Neil LeVecke Director	-	-	543,334	543,334	0.21%
Total Officers and Directors	14,867,732	20,160,000	15,723,874	50,751,606	16.99%

Greater Than 5% Stockholders

Vincent C. Smith (8) 2560 East Chapman Avenue #173 Orange, CA 92869	89,591,623	451,484,000	-	541,075,623	75.75%
Vincent C. Smith Annuity Trust 2015-1 (9) 2560 East Chapman Avenue #173 Orange, CA 92869	44,666,667	-	-	44,666,667	16.99%
Red Beard Holdings, LLC (10) 2560 East Chapman Avenue #173 Orange, CA 92869	28,358,289	451,484,000	-	479,842,289	67.17%
First Bank & Trust as custodian of Ronald L. Chez IRA (11) 820 Church Street Evanston Illinois, 60201	8,275,134	14,800,000	-	23,075,134	8.31%

*	Less than 1%
(1)	Unless otherwise indicated, the address for each stockholder was 2 Park Plaza, Suite 1200, Irvine, CA 92614.
(2)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.
(3)
Includes shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and/or Series D Convertible Preferred Stock within 60 days of April 25, 2019.

(4)
Percentages are rounded to nearest one-hundredth of one percent. Percentages are based on 262,851,691 shares of Common Stock outstanding as of April 25, 2019. Options or other derivative securities that were exercisable or exercisable within 60 days are deemed to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage of any other person.

(5)
The Certificate of Designation of the Series B Convertible Preferred Stock entitled each share of Series B Convertible Preferred Stock to vote, on an as converted basis, along with the Common Stock; provided, however, that the Series B Convertible Preferred Stock could not be voted to the extent that the holder and its affiliates would control more than 9.99% of the Company’s voting power.

Pursuant to Section 5 of the Third Amended and Restated Certificate of Designations, Preferences, Rights and Limitations of the Series C Convertible Preferred Stock (the “Series C Certificate of Designation”), no holder of Series C Convertible Preferred could exercise the voting rights otherwise attributable to the Series C Convertible Preferred Stock if such holder, together with any “affiliate” of such Holder (as such term is defined in Rule 144 under the Securities Act of 1933, as amended) or any person or entity deemed to be part of a “group” with such holder (as such term is used in Section 13(d) of the Exchange) would control in excess of 50% of the total voting power of the outstanding shares of capital stock of the Company at the time of such vote (the “Voting Limitation”); provided, however, that any holder of shares of Series C Convertible Preferred Stock could waive the Voting Limitation upon 60 days written notice to the Company.

Ownership percentages in this table were calculated in accordance with Section 13(d) of the Exchange Act, and do not reflect any adjustments due to the Voting Limitation.

(6)	Includes securities held by Pilgrim Holdings, LLC. Mr. Greco is the President and Chief Executive Officer of Pilgrim Holdings, LLC, and has dispositive and/or voting power over these shares.
(7)
Includes securities held by V3 Capital Partners and the Scot Jason Cohen Foundation. Mr. Cohen is the Managing Partner of V3 Capital Partners and an officer of the Scot Jason Cohen Foundation, and has dispositive and/or voting power over these shares.

(8)
Based on Company records and ownership information from Amendment No. 5 to Schedule 13D filed by Vincent C. Smith on April 25, 2016. Mr. Smith is the trustee for the Vincent C. Smith Annuity Trust 2015-1 (the “Smith Trust”) and manager of Red Beard Holdings, LLC (“Red Beard”). As such, Mr. Smith has dispositive power, and, subject to certain limitations in the Series C Certificate of Designation, voting power over, and may be deemed to be the beneficial owner of the securities held by each of these entities.

(9)
Based on Company records and ownership information from Amendment No. 5 to Schedule 13D filed by Vincent C. Smith on April 25, 2016. Mr. Vincent C. Smith is the trustee of the Smith Trust, and has dispositive and/or voting power over the shares.

(10)
Based on ownership information from Amendment No. 5 to Schedule 13D filed by Vincent C. Smith on April 25, 2016. Mr. Vincent C. Smith is a manager of Red Beard Holdings, LLC, and has dispositive power, and, subject to certain limitations in the Series C Certificate of Designation (as described in Note 5 above), voting power over the shares.

(11)
Based on ownership information from Amendment No. 2 to Schedule 13D filed by Individual Retirement Accounts for the benefit of Ronald L. Chez, Ronald L. Chez Individually and the Chez Family Foundation on December 8, 2014.

Following the Exchange and Filing of This Information Statement

The Company currently has three classes of securities issued and outstanding: (i) Common Stock; (ii) Series A Preferred; and (iii) Series B Preferred. In connection with the Exchange, after the conversion of all of the issued and outstanding shares of the Old Preferred into shares of Common Stock, and the withdrawal of each of the Certificates of Designation of the Old Preferred on April 26, 2019, the Company designated two new series of preferred stock: the Series A Preferred and Series B Preferred. Shares of Series A Preferred and Series B Preferred were issued to certain members of CCD in connection with the Exchange. For additional information concerning the transactions relating to the Exchange and the related transactions, including the conversion of all issued and outstanding shares of the Company’s Old Preferred into Common Stock in connection with the Exchange and the designation of the Series A Preferred and Series B Preferred, see our Current Report on Form 8-K filed with the SEC on April 30, 2019, as amended on May 1, 2019.

The following tables contain the anticipated beneficial ownership of our outstanding securities, on a pro forma basis, following the Exchange and filing of this Information Statement, including after the appointment of the new director and resignation of Mr. Sherman, including shares of Series A Preferred, Series B Preferred, and Common Stock beneficially owned by:

(i)	Each of our officers and directors;
(ii)	All officer and directors as a group; and
(iii)	Each person known by us to beneficially own five percent or more of the outstanding shares of our Series A Preferred, Series B Preferred and Common Stock.

Percent ownership is calculated based on 206,249 shares of Series A Preferred, 1,396,305 shares of Series B Preferred and 4,972,698,672 shares Common Stock outstanding as of May 24, 2019.

For purposes of this section, beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership by that person in each table below, shares of voting Common Stock subject to rights held by that person to acquire such shares currently or within 60 days are deemed outstanding. Such shares are not deemed outstanding for the purpose of computing the percentage of ownership by any other person.

Beneficial Ownership of Series A Preferred

Name and Address (1)	Series A Convertible Preferred Stock	% Ownership of Class
Executive Officers and Directors
Scot Cohen
Director	3,750	1.8%
Keith Stump (2)
Director	3,000	1.5%
Total Officers and Directors	6,750	3.3%
Greater Than 5% Stockholders
Red Beard Holdings, LLC (3)
17595 Harvard Avenue, Suite C511
Irvine, California 92614	33,750	16.4%
Iroquois Capital Management, LLC (4)
125 Park Avenue, 25th Floor
New York, New York 10017	32,813	15.9%
Hudson Bay Capital Management, LP (5)
777 Third Avenue, 30th Floor
New York, New York 10017	11,250	5.5%
SDS Capital Partners II, LLC (6)
500 Summer Street, Suite 405
Stamford, Connecticut 06901	11,250	5.5%
Altium Growth Fund, LP (7)
551 Fifth Avenue, 19th Floor
New York, New York 10176	11,025	5.3%

(1)
Each of the Company’s officers and directors who will not hold shares of Series A Preferred were excluded from this table. Unless otherwise indicated, the address for each stockholder is 1007 Brioso Drive, Costa Mesa, California 92627.

(2)	As noted above, Mr. Stump will be appointed to the Board on or after ten days after the mailing of this Information Statement to stockholders.
(3)	Based on Company records as of May 24, 2019. Mr. Smith is a manager of Red Beard, and has dispositive power and voting power over the securities reported herein.
(4)
Based on Company records and ownership information from Schedule 13G filed by Iroquois Capital Management, LLC (“Iroquois Capital Management”), Mr. Richard Abbe and Ms. Kimberly Page on May 24, 2019. Mr. Abbe shares authority and responsibility for the investments made on behalf of Iroquois Master Fund with Ms. Kimberly Page, each of whom is a director of the Iroquois Master Fund. As such, Mr. Abbe and Ms. Page may each be deemed to be the beneficial owner of the shares of Series A Preferred reported herein.

(5)
Based on Company records as of May 24, 2019. Sander Gerber, Authorized Signor for Hudson Bay Capital Management, LP may be deemed to be the beneficial owner of all shares of Common Stock underlying the Common Stock held by Hudson Bay Capital Management, LP.

(6)
Based on Company records as of May 24, 2019. Steve Derby, Managing Member of SDS Capital Partners II, LLC may be deemed to be the beneficial owner of all shares of Common Stock underlying the Common Stock held by SDS Capital Partners II, LLC.

(7)
Based on Company records as of May 24, 2019. Jacob Gottlieb, Chief Executive Officer of Altium Growth Fund, LP may be deemed to be the beneficial owner of all shares of Common Stock underlying the Common Stock held by Altium Growth Fund, LP.

Beneficial Ownership of Series B Preferred

Name and Address (1)	Series B Convertible Preferred Stock	% Ownership of Class
Executive Officers and Directors
Brandon Stump
Chief Executive Officer and Director	928,543	66.5%
Ryan Stump
Chief Operating Officer and Director	397,947	28.5%
Keith Stump (2)
Director	6,982	0.5%
Total Officers and Directors	1,333,472	95.5%

(1)
Each of the Company’s officers and directors who do not hold shares of Series B Preferred were excluded from this table. Unless otherwise indicated, the address for each stockholder is 1007 Brioso Drive, Costa Mesa, California 92627.

(2)	As noted above, Mr. Stump will be appointed to the Board on or after ten days after the mailing of this Information Statement to stockholders.

Beneficial Ownership of Common Stock

Name, Address and Title (if applicable) (1)	Shares of Common Stock	Shares Issuable Upon Conversion of Preferred A Stock (2)	Shares Issuable Upon Conversion of Preferred B Stock	Shares Issuable upon Exercise of Warrants (3)	Shares Issuable upon Exercise of Vested Stock Options	Total Number of Shares Beneficially Owned	% Ownership of Class
Executive Officers and Directors
Brandon Stump
Chief Executive Officer and Director	93,792,189	-	9,285,426,700	-	-	9,379,218,889	65.8%
Ryan Stump
Chief Operating Officer and Director	40,196,653		3,979,468,700			4,019,665,353	44.9%
David Allen
Chief Financial Officer	-	-	-	-	-	-	0.0%
Mitch Brantley
Chief Marketing Officer	-	-	-	-	-	-	0.0%
Adam Mirkovich Chief Information Officer	-	-	-	-	-	-	0.0%
Scot Cohen (4)
Director	200,950,015	84,625,280	-	56,416,355	7,244,826	349,236,476	6.8%
Keith Stump (5)
Director	23,271,746	67,700,224	69,815,200	45,133,084	-	205,920,254	4.0%
Total Officers and Directors	358,010,603	152,324,756	13,419,335,132	101,549,439	43,334	14,031,263,264	74.8%
Greater Than 5% Stockholders
Vincent C. Smith (6)
17595 Harvard Avenue, Suite C511
Irvine, California 92614	2,214,058,642	761,627,520	-	513,130,526	-	3,488,816,688	55.8%
Red Beard Holdings, LLC (7)
17595 Harvard Avenue, Suite C511
Irvine, California 92614	2,152,825,308	761,627,520	-	513,130,526	-	3,427,583,354	54.9%
Iroquois Capital Management, LLC (8)
125 Park Avenue, 25th Floor
New York, New York 10017	500,232,693	740,471,200	-	493,643,101	-	1,734,346,994	27.9%
Katalyst Securities, LLC (9)
630 Third Avenue
New York, New York 10017	-	-	-	855,043,815	-	855,043,815	14.7%
Empery Asset Management, LP (10)
One Rockefeller Plaza, Suite 1205
New York, New York 10020	126,936,799	380,813,760	-	253,873,596	-	761,624,155	13.6%
Hudson Bay Capital Management, LP (11)
777 Third Avenue, 30th Floor
New York, New York 10017	84,624,532	253,875,840	-	169,249,063	-	507,749,435	9.2%
SDS Capital Partners II, LLC (12)
500 Summer Street, Suite 405
Stamford, Connecticut 06901	84,624,532	253,875,840	-	169,249,063	-	507,749,435	9.4%
Altium Growth Fund, LP (13)
551 Fifth Avenue, 19th Floor
New York, New York 10176	82,932,041	248,798,323	-	165,864,082	-	497,594,446	9.2%
Conner Raisin	4,231,227		418,891,400		-	423,122,627	7.8%

(1)	Unless otherwise indicated, the address for each stockholder is 1007 Brioso Drive, Costa Mesa, California 92627.

(2)
Pursuant to the Certificate of Designation of the Series A Preferred (“Series A COD”), shares of Series A Preferred may not be converted or exercised, as applicable, to the extent that the holder and its affiliates would own more than 4.99% (or 9.99% upon the election of any holder of Series A Preferred) of the Company’s outstanding Common Stock after such conversion (the “Series A Ownership Limitation”); provided, however, that any holder of shares of Series A Preferred may waive the Conversion Limitation upon 61 days written notice to the Company.

The Series A COD also entitles each share of Series A Preferred to vote, on an as converted basis, along with the Common Stock; provided, however, that the Series A Preferred may not be voted to the extent that the holder and its affiliates would control more than 9.99% of the Company’s voting power (the “Series A Voting Limitation”).

Ownership percentages in this table were calculated in accordance with Section 13(d) of the Exchange Act, and do not reflect any adjustments due to the Series A Ownership Limitation or the Series A Voting Limitation.

(3)
Certain of the warrants included in this table are subject to blockers that prevent a holder from exercising Investor Warrants or Placement Agent Warrants in the event that such exercise would result in the holder and its affiliates beneficially owning in excess of 4.99% of the Company’s issued and outstanding Common Stock immediately thereafter, which limit may be increased to 9.99% at the election of the holder (the “Warrant Exercise Limitation”).

Ownership percentages in this table were calculated in accordance with Section 13(d) of the Exchange Act, and do not reflect any adjustments due to the Warrant Exercise Limitation.

(4)
Includes securities held by V3 Capital Partners and the Scot Jason Cohen Foundation. Mr. Cohen is the Managing Partner of V3 Capital Partners and an officer of the Scot Jason Cohen Foundation, and has dispositive and/or voting power over these shares.

(5)	As noted above, Mr. Stump will be appointed to the Board on or after ten days after the mailing of this Information Statement to stockholders.

(6)
Includes securities held by Vincent C. Smith Annuity Trust 2015-1 (the “Smith Trust”), and LB 2, LLC (“LB 2”) and Red Beard Holdings, LLC (“Red Beard”), based on Company records and ownership information from Amendment No. 5 to Schedule 13D filed by Vincent C. Smith on April 25, 2016. Mr. Smith is the trustee for the Smith Trust, and manager of LB 2 and Red Beard. As such, Mr. Smith has dispositive power and voting power over, and may be deemed to be the beneficial owner of the securities held by each of these entities.

(7)
Based on Company records and ownership information from Amendment No. 5 to Schedule 13D filed by Vincent C. Smith on April 25, 2016. Mr. Smith is a manager of Red Beard, and has dispositive power and voting power over the securities reported herein.

(8)
Based on Company records and ownership information from Schedule 13G filed by Iroquois Capital Management, LLC (“Iroquois Capital Management”), Mr. Richard Abbe and Ms. Kimberly Page on May 24, 2019. Mr. Abbe shares authority and responsibility for the investments made on behalf of Iroquois Master Fund with Ms. Kimberly Page, each of whom is a director of the Iroquois Master Fund. As such, Mr. Abbe and Ms. Page may each be deemed to be the beneficial owner of all shares of Common Stock underlying the Common Stock held by Iroquois Master Fund.

(9)
Based on Company records as of May 24, 2019. Michael Silverman, Managing Member of Katalyst Securities, LLC may be deemed to be the beneficial owner of all shares of Common Stock underlying the Common Stock held by Katalyst Securities, LLC.

(10)
Based on Company records as of May 24, 2019. Ryan M. Lane, Managing Member of Empery Asset Management, LP may be deemed to be the beneficial owner of all shares of Common Stock underlying the Common Stock held by Empery Asset Management, LP.

(11)
Based on Company records as of May 24, 2019. Sander Gerber, Authorized Signor for Hudson Bay Capital Management, LP may be deemed to be the beneficial owner of all shares of Common Stock underlying the Common Stock held by Hudson Bay Capital Management, LP.

(12)
Based on Company records as of May 24, 2019. Steve Derby, Managing Member of SDS Capital Partners II, LLC may be deemed to be the beneficial owner of all shares of Common Stock underlying the Common Stock held by SDS Capital Partners II, LLC.

(13)
Based on Company records as of May 24, 2019. Jacob Gottlieb, Chief Executive Officer of Altium Growth Fund, LP may be deemed to be the beneficial owner of all shares of Common Stock underlying the Common Stock held by Altium Growth Fund, LP.

CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

Food Labs Promissory Note

On September 18, 2018, the Company and Food Labs, Inc. (“Food Labs”) entered into an agreement, pursuant to which the Company sold and issued to Food Labs a promissory note in the principal amount of $50,000 (the “Food Labs Note”). The Food Labs Note (i) accrued interest at a rate of 5% per annum, (ii) included an additional lender’s fee equal to $500, or 1% of the principal amount, and (iii) was scheduled to mature on December 31, 2019. Food Labs is controlled by Red Beard. In connection with the Exchange, the Food Labs Note was sold to Red Beard, and all amounts due under the Food Labs Note were converted into shares of Common Stock on April 26, 2019, thereby terminating the Food Labs Note.

Red Beard Note

In April 2018, the Company sold its remaining AquaBall® inventory to Red Beard for an aggregate purchase price of approximately $1.44 million (the “Purchase Price”). As payment for the Purchase Price, the principal amount of the senior secured convertible promissory note issued to Red Beard by the Company in the principal amount of $2.25 million (the “Red Beard Note”) was reduced by the Purchase Price, resulting in approximately $814,000 owed to Red Beard under the terms of the Red Beard Note as of April 5, 2018. As of March 31, 2019, the Company owed Red Beard $569,741 in principal and accrued but unpaid interest pursuant to the Red Beard Note. In connection with the Exchange, all amounts due under the Red Beard Note were converted into shares of Common Stock on April 26, 2019, thereby terminating the Red Beard Note.

Red Beard Line-of-Credit

On November 19, 2018, the Company entered into a line-of-credit with Red Beard, effective October 25, 2018, pursuant to which the Company could borrow up to $250,000 (the “Red Beard LOC”); provided, however, that Red Beard could, in its sole discretion, decline to provide additional advances under the Red Beard LOC upon written notice the Company of its intent to decline to make such advances. Interest accrued on the outstanding principal of amount of the Red Beard LOC at a rate of 8% per annum; provided, however, that upon the occurrence of an Event of Default, as defined in the Red Beard LOC, the accrual of interest would have increased to a rate of 10% per annum. Prior to December 31, 2019 (the “Maturity Date”), Red Beard had the right, at its sole option, to convert the outstanding principal balance, plus all accrued but unpaid interest due under the Red Beard LOC (the “Outstanding Balance”) into that number of shares of Common Stock equal to the Outstanding Balance divided by $0.005. As of March 31, 2019, the Company had borrowed a total of $605,000 under the Red Beard LOC, which was increased to $655,000 as of April 11, 2019. On April 26, 2019, in connection with the Exchange, Red Beard converted all amounts due under the Red Beard LOC into shares of Common Stock, thereby terminating the Red Beard LOC.

Assignment and Assumption Agreement

On January 14, 2019, the Company and True Drinks entered into an Assignment and Assumption Agreement with Red Beard, pursuant to which the Company and True Drinks assigned, and Red Beard assumed, all outstanding rights and obligations of the Company and True Drinks due under the terms of a secured promissory Note in the principal amount of $4,644,906 (the “Note”), which was originally issued by the Company, True Drinks and Red Beard jointly to Niagara Bottling, LLC on April 5, 2018. Pursuant to the Assignment and Assumption Agreement, all obligations of the Company and True under the terms of the Note, including for the payment of amounts due thereunder, are assigned to Red Beard.

Transactions Related to the Exchange

On April 26, 2019, immediately prior to, and in connection with the Exchange, CCD consummated a private offering of membership interests in CCD, which resulted in net proceeds to CCD of approximately $27.5 million (the “CCD Financing”). Out of such net proceeds, Brandon and Ryan Stump, together, received an aggregate of $17.0. In addition, in exchange for their membership interests in CCD, upon consummation of the Exchange, Brandon received an aggregate of 93,792,189 shares of Common Stock and 928,543 shares of Series B Preferred, and Ryan received an aggregate of 40,196,653 shares of Common Stock and 397,947 shares of Series B Preferred.

On April 26, 2019, Keith Stump purchased $400,000 of membership units in CCD immediately prior to the Exchange, which membership units were exchanged for an aggregate of approximately 22,566,542 shares of Common Stock, 3,000 shares of Series A Preferred, and warrants to purchase 45,133,084 shares of Common Stock. The warrants have a five-year term, and are exercisable at a price of $0.0044313 per share. In addition, in connection with the Exchange Mr. Stump received 705,204 shares of Common Stock and 6,982 shares of Series B Preferred as consideration for services rendered to CCD prior to the Exchange.

On April 26, 2019, in connection with the Exchange, Red Beard converted certain indebtedness of the Company, in the aggregate amount of $4,227,250, into 1,070,741,474 shares of Common Stock (the “Debt Conversion”). As a result of the Debt Conversion, all indebtedness, liabilities and other obligations of the Company held by and owed to Red Beard were cancelled and deemed satisfied in full. In addition, Red Beard purchased $4,500,000 of membership units in CCD immediately prior to the Exchange, which membership units were exchanged for an aggregate of approximately 253,873,594 shares of Common Stock, 33,750 shares of Series A Preferred, and warrants to purchase 507,747,190 shares of Common Stock. The warrants have a five-year term, and are exercisable at a price of $0.0044313 per share.

On April 26, 2019, Scot Cohen, a director of the Company, purchased $500,000 of membership units in CCD immediately prior to the Exchange, which membership units were exchanged for an aggregate of approximately 28,208,178 shares of Common Stock, 3,750 shares of Series A Preferred, and warrants to purchase 56,416,355 shares of Common Stock. The warrants have a five-year term, and are exercisable at a price of $0.0044313 per share. In addition, Mr. Cohen received $325,000 of Common Stock, amounting to 73,341,261 shares of Common Stock, as consideration for advisory services provided by Mr. Cohen in connection with the CCD Financing and Exchange.

LEGAL PROCEEDINGS

To the best of the Company’s knowledge, there is no material proceeding to which any director, nominated director or executive officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of such director, nominated director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) requires our officers, directors, and persons who beneficially own more than ten percent of our Common Stock to file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater-than-ten-percent shareholders are also required by the SEC to furnish us with copies of all Section 16(a) forms that they file.

Based solely upon a review of these forms that were furnished to us, we believe that our officers and directors timely filed all reports due under Section 16(a) during the year ended December 31, 2018 except the following:

●	James Greco, a member of the Company’s Board of Directors, filed a Form 5 disclosing one late transaction.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Any stockholder may contact any of our directors directly by writing to them, by mail, at our principal executive offices, the address of which appears on page 1 hereof. In addition, any shareholder may report to the Board any complaints regarding accounting, internal accounting controls or auditing matters.  Any shareholder who wishes to so contact the Board should send such complaints to the Chairman of the Audit Committee at our principal executive offices.

Our Chief Executive Officer will review, summarize and, if appropriate, investigate the complaint and draft a response to the communication in a timely manner.  A member of the Audit Committee, or the Audit Committee as a whole, will then review the summary of the communication, the results of the investigation, if any, and the draft response.  The summary and response will be in the form of a memorandum, which will become part of the shareholders’ communications log that the Company maintains with respect to all shareholder communications.

DISTRIBUTION AND COSTS

We will pay the cost of preparing, printing and distributing this Information Statement. Only one Information Statement will be delivered to multiple stockholders sharing an address, unless contrary instructions are received from one or more of such stockholders. Upon receipt of a written request at the address noted above, we will deliver a single copy of this Information Statement and future stockholder communication documents to any stockholders sharing an address to which multiple copies are now delivered.

WHERE YOU CAN FIND MORE INFORMATION

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other information with the SEC.  You may obtain such SEC filings from the Securities and Exchange Commission’s website at http://www.sec.gov.  You can also read and copy these materials at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  You can obtain information about the operation of the Securities and Exchange Commission’s public reference room by calling the SEC at 1-800-SEC-0330.

DELIVERY OF DOCUMENTS TO SECURITY HOLDERS SHARING AN ADDRESS

If hard copies of the materials are requested, we will send only one Information Statement and other corporate mailings to stockholders who share a single address unless we received contrary instructions from any stockholder at that address.  This practice, known as “householding,” is designed to reduce our printing and postage costs.  However, we will deliver promptly upon written or oral request a separate copy of the Information Statement to a stockholder at a shared address to which a single copy of the Information Statement was delivered.  You may make such a written or oral request by sending a written notification stating (i) your name, (ii) your shared address and (iii) the address to which we should direct the additional copy of the Information Statement, to us at True Drinks Holdings, Inc., 1007 Brioso Drive, Costa Mesa, California 92627.

If multiple stockholders sharing an address have received one copy of this Information Statement or any other corporate mailing and would prefer us to mail each stockholder a separate copy of future mailings, you may send notification to or call our principal executive offices.  Additionally, if current stockholders with a shared address received multiple copies of this Information Statement or other corporate mailings and would prefer us to mail one copy of future mailings to stockholders at the shared address, notification of such request may also be made by mail or telephone to our principal executive offices.

SIGNATURES

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

True Drinks Holdings, Inc.

Date: May 28, 2019	By:	/s/	Brandon Stump
		Name:	Brandon Stump
		Title:	Chief Executive Officer, Chairman

Date: May 28, 2019	By:	/s/	David Allen
		Name:	David Allen
		Title:	Chief Financial Officer